Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 10, 2017

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:	Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A of Deutsche Core Fixed Income Fund, Deutsche Global Inflation Fund, Deutsche GNMA Fund, Deutsche High Income Fund, Deutsche Global High Income Fund, Deutsche Short Duration Fund, Deutsche Strategic Government Securities Fund, Deutsche Fixed Income Opportunities Fund (formerly Deutsche Ultra-Short Duration Fund) and Deutsche Unconstrained Income Fund (each, a “Fund,” and collectively, the “Funds”), each a series of Deutsche Income Trust (the “Trust”); (Reg. Nos. 002-91577; 811-04049)

Dear Ms. Dobelbower:

In accordance with recent conversations between our offices, please be advised that, on behalf of the Funds, we hereby request selective review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced Amendment to the Trust’s Registration Statement (the “Amendment”), which was filed with the SEC on December 2, 2016 (Accession No. 0000088053-16-002944).

Specifically, we request that the Staff selectively review the disclosure contained in the Amendment that relates to Class T shares, which is a new class of shares that the Funds are registering pursuant to the Amendment. The Class T disclosure contained in the Amendment is substantially identical to the Class T disclosure contained in Post-Effective Amendment No. 139 to the Registration Statement on Form N-1A of Deutsche Global Income Builder Fund, a series of Deutsche Market Trust (Reg. Nos. 002-21789; 811-01236) (the “GIB Amendment”) (Accession No. 0000088053-16-002945). The Staff has completed its review of the GIB Amendment and provided comments on the Class T disclosure contained therein on Wednesday, January 4, 2017.

As noted above and as indicated in the original transmittal letter to the Amendment, the Amendment was filed principally to reflect the addition of Class T shares to each of the Funds. Other than the new Class T disclosure, the Amendment does not contain any material changes to the Funds’ currently effective disclosure.

Please call me at (617) 295-3681 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ Laura McCollum

Laura McCollum, Esq.

Vice President and Counsel

cc: John Marten, Esq., Vedder Price